UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

811246107

(CUSIP Number)

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, NY 10065

(212) 655-2678

(Name, address and telephone number of person authorized to receive notices and communications)

October 4, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811246107	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,666[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,666[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,666[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[2]
14	TYPE OF REPORTING PERSON IN

1.	Represents 203,666 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person. The Reporting Person also beneficially owns 7,620,988 Class B Shares of the Issuer.
2.

Based on 24,856,260 outstanding Class A Shares as of August 1, 2022, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2022 filed on August 5, 2022. The Reporting Person’s total combined voting power is 12.3%.

CUSIP No. 811246107	SCHEDULE 13D	Page 3 of 4

ITEM 1	SECURITY AND ISSUER

This Amendment No. 20 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares (the “Class A Shares”) of Sculptor Capital Management, Inc. (formerly known as Och-Ziff Capital Management Group LLC) (the “Issuer”), and amends and further supplements the Schedule 13D filed by the Reporting Person on November 29, 2007 (the “Initial Schedule 13D”), as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012, Amendment No. 13 to Schedule 13D filed on February 15, 2013, Amendment No. 14 to Schedule 13D filed on April 12, 2013, Amendment No. 15 to Schedule 13D filed on May 3, 2013, Amendment No. 16 to Schedule 13D filed on July 17, 2013, Amendment No. 17 to Schedule 13D filed on March 3, 2017, Amendment No. 18 to Schedule 13D filed on December 6, 2018, and Amendment No. 19 to Schedule 13D filed on February 11, 2019 (the Initial Schedule 13D as so amended, the “Statement”).

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated to read as follows:

On October 4, 2022, the Reporting Person sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) in which the Reporting Person advised the Board that the Reporting Person has been contacted by third parties regarding the Issuer, including with respect to transactions that could result in the acquisition of control or significant influence over the Issuer by such third parties, and include one or more of the types of transactions described in clauses (a) through (j) of Item 4 of Schedule 13D (any such transaction, a “Potential Transaction”). In addition to the Letter, the Reporting Person is considering what steps, if any, may be appropriate from time to time in light of such third party inquiries. Such steps may include, without limitation, engaging in discussions with or responding to inquiries from potential acquirors of the Issuer, the Issuer, the Board, the management team of the Issuer, other stockholders of the Issuer and/or other persons, engaging financial, legal and other professional advisors and taking any actions in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of a Potential Transaction.

The Letter is attached hereto as Exhibit 25. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to Exhibit 25 to this Statement and is incorporated herein by reference.

In addition, Mr. Och expects to continue to monitor and evaluate his investment in the Issuer from time to time in light of his personal investment objectives, his life goals, personal opportunities and priorities and may in the future take such actions with respect to his investment in the Class A Shares as he deems appropriate in light of the circumstances existing at such time. Such actions may include sales of (or other dispositions of his economic interest in) Class A Shares in the open market, in secondary public offerings and in private transactions, in each case, as Mr. Och may deem appropriate based on, among other things, his personal investment objectives, his life goals, personal opportunities and priorities.

Although the foregoing represents the range of actions currently contemplated by the Reporting Person with respect to the Class A Shares, the possible actions of the Reporting Person either alone or with one or more third parties with respect to the Class A Shares are subject to change at any time and the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing and any other matters as he may determine in his sole discretion in the future.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit 25	Letter, dated October 4, 2022, from the Reporting Person to the Board of Directors of the Issuer.

CUSIP No. 811246107	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2022

/s/ Daniel S. Och
Daniel S. Och